UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
☑ Form 10-Q
For Period Ended: April 30, 2006

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
CRYSTAL INTERNATIONAL TRAVEL GROUP, INC.
Full name of registrant
N/A
Former Name is Applicable
641 Shunpike Road - Suite 333 - Chatham, NJ 07928
Address of principal executive offices & zip code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant?s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the acquisition of Crystal Hospitality Holdings, Inc. as disclosed in the Current Report on Form 8-K filed on April 21, 2006, the Registrant and its auditors are unable to finalize its financial statements for the quarter ended April 30, 2006 without unreasonable effort and expense.  The Registrant will file its Form 10-QSB as soon as practical.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
Fabrizzio Busso-Campana
(Name)
973
(Area Code)
210-4966
(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
☑ Yes
☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
☐ Yes
☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Exhibits
None

CRYSTAL INTERNATIONAL TRAVEL GROUP, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 14, 2006	By:	/s/ Fabrizzio Busso Campana
Fabrizzio Busso Campana Chief Executive Officer